UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

VISTAPRINT N.V.
(Name of Issuer)

Ordinary Shares, €0.01 par value
(Title of Class of Securities)

N93540 10 7
(CUSIP Number)

January 1, 2012
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]    Rule 13d-1(b)
[  x  ]    Rule 13d-1(c)
[     ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  N93540 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,618,179
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,618,179
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,618,179
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No.  N93540 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,829,464
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,829,464
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,829,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No.  N93540 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,110,000
	6	SHARED VOTING POWER 200,544
	7	SOLE DISPOSITIVE POWER 1,110,000
	8	SHARED DISPOSITIVE POWER 200,544
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,544
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No.  N93540 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 88,094
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 160,268
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,268
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 2 to the joint filing on Schedule 13G by Thomas W. Smith, Scott J. Vassalluzzo and Steven M. Fischer originally filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2011, as amended by Amendment No. 1 filed with the SEC on September 2, 2011 by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer and Prescott Associates L.P. (“Prescott Associates”) (as amended, the “Schedule 13G”).  This Amendment No. 2 modifies the Schedule 13G to reflect, among other things, (i) the addition of Prescott General Partners LLC (“PGP”) as a reporting person and (ii) the removal of Mr. Fischer as a reporting person.  Effective January 1, 2012, each of Messrs. Smith, Vassalluzzo and Fischer assigned their general partnership interests in three private investment limited partnerships, including Prescott Associates (collectively, the “Partnerships”), to PGP.

ITEM 1.	(a)	Name of Issuer:

Vistaprint N.V.

(b)	Address of Issuer's Principal Executive Offices:

Hudsonweg 8
5928 LW Venlo
The Netherlands

ITEM 2.	(a)	Name of Person Filing:

(i) PGP

(ii) Prescott Associates

(ii) Thomas W. Smith

(iii) Scott J. Vassalluzzo

The joint filing of this statement shall not be deemed to be an admission that the filing persons (the “Reporting Persons”) comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons each disclaim beneficial ownership of the shares reported in this statement in excess of those shares as to which they have or share voting or investment authority.

(b)	Address of Principal Business Office:

The following is the address of the principal business office of each of the Reporting Persons:

323 Railroad Avenue
Greenwich, CT  06830

(c)	Citizenship:

PGP is a Delaware limited liability company.  Prescott Associates is a New York limited partnership. Each of Thomas W. Smith and Scott J. Vassalluzzo is a United States citizen.

(d)	Title of Class of Securities:

Ordinary Shares, €0.01 par value

(e)	CUSIP Number:

N93450 10 7

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.	Ownership

(a)	PGP – 3,618,179; Prescott Associates – 2,829,464; Thomas W. Smith – 1,310,544 shares; Scott J. Vassalluzzo – 160,268 shares.

(b)	PGP – 9.4%; Prescott Associates – 7.4%; Thomas W. Smith – 3.4%; Scott J. Vassalluzzo – 0.4%.

(c)
PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 3,618,179 shares.  Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,829,464 shares.  Mr. Smith has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 1,110,000 shares.  Mr. Vassalluzzo has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of no shares.  In their capacities as investment managers for certain managed accounts, Messrs. Smith and Vassalluzzo may be deemed to have the shared power to vote or to direct the vote of 200,544 and 88,094 shares, respectively, and to dispose or to direct the disposition of 200,544 and 160,268 shares, respectively.  Voting and investment authority over managed accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the managed account.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

PGP, as the general partner of the Partnerships, may be deemed to beneficially own 3,618,179 shares held by the Partnerships.  Messrs. Smith and Vassalluzzo in the aggregate beneficially own 282,718 shares in their capacities as investment managers for certain managed accounts.  The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts’ shares.  Voting and investment authority over managed accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the managed account.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 5, 2012

PRESCOTT GENERAL PARTNERS LLC

                    /s/ Scott J. Vassalluzzo
Name:  Scott J. Vassalluzzo
Title:  Managing Member

PRESCOTT ASSOCIATES L.P.

By:  Prescott General Partners LLC
Its:  General Partner

                    /s/ Scott J. Vassalluzzo
Name:  Scott J. Vassalluzzo
Title:  Managing Member

                   /s/ Thomas W. Smith
Thomas W. Smith

                 /s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Amendment No. 2 to Schedule 13G, dated January 5, 2012, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Date:     January 5, 2012

PRESCOTT GENERAL PARTNERS LLC

                   /s/ Scott J. Vassalluzzo
Name:  Scott J. Vassalluzzo
Title:  Managing Member

PRESCOTT ASSOCIATES L.P.

By:  Prescott General Partners LLC
Its:  General Partner

                    /s/ Scott J. Vassalluzzo
Name:  Scott J. Vassalluzzo
Title:  Managing Member

                   /s/ Thomas W. Smith
Thomas W. Smith

                 /s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo